May 24, 2006

Mail Stop 3561

Gordon Clayton
Find The World Interactive, Inc.
5449 Carnaby Place
Sechelt, B.C., V0N 3A7

Re:	Find The World Interactive, Inc.
	Registration Statement on Form SB-2
	Filed May 19, 2006
	File No. 333-134287

Dear Mr. Clayton:

	We have completed a preliminary reading of your registration statement. It appears that your document fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not further process the registration statement until these material deficiencies are addressed.


      Please update the financial statements to comply with Item
310(g) of Regulation S-B. We note that interim financial statements as of and for the three months ended March 31, 2006 were due in any registration statement filed after May 16, 2006.

      Provide a signed audit report as required by Rule 2-02(a) of Regulation S-X. Please also provide a current accountant`s consent.

	Please amend your registration statement to include the signatures required by Form SB-2. Revise to include a signature for the small business issuer. Also include the signature of the principal accounting officer or the controller. If the same individual holds more than one position, please disclose each position following his signature.

* * * * *

	As long as it remains in its current form, we will not
recommend
acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what
recommendation, if any, we should make to the Commission.   We
suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call us at (202) 551-3790 with any questions. We look forward to working with you to address these concerns.

							Sincerely,



							John D. Reynolds
							Assistant Director


cc:	Conrad Lysiak, Esq.
	By fax (509) 747-1770
Find The World Interactive, Inc.
May 24, 2006
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